UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC. 235 EAST 42ND STREET NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
INDEX

Page
FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm	3
Statements of Net Assets Available for Plan Benefits	4
Statements of Changes in Net Assets Available for Plan Benefits	5
Notes to Financial Statements	6

SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2005	11
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2005	12
Signature	13

EXHIBITS
23	--	Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico ("the Plan") as of December 31, 2005 and 2004, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico as of December 31, 2005 and 2004, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005 and schedule H, line 4j - Schedule of Reportable Transactions for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA). These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 29, 2006

/s/ KPMG LLP

San Juan, Puerto Rico

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

	December 31,
(thousands of dollars)	2005	2004

Assets:

Investments:
Pfizer Inc common stock	$45,596	$53,526
Collective trust funds	18,047	13,912
Mutual funds	7,631	6,842
	71,274	74,280
Loans to participants	5,252	5,762
Total investments	76,526	80,042

Receivables:
Participants contributions	250	183
Employer contributions	233	94
Interest receivable	36	34
Total receivables	519	311
Net assets available for plan benefits	$77,045	$80,353

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

	Year-ended December 31,
(thousands of dollars)	2005	2004

Additions/(Reductions):
Additions/(reductions) to net assets attributed to:
Investment (loss)/income:
Net depreciation in fair value of investments	$ (5,840)	$(15,561)
Pfizer Inc common stock dividends	1,481	1,371
Interest income from loans to participants	312	278
Interest and dividend income from other investments	475	81
Total investment loss	(3,572)	(13,831)

Contributions:
Participants	9,652	10,099
Employer	4,614	4,770
Total contributions	14,266	14,869
Net additions	10,694	1,038

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(13,943)	(13,455)
Other	(59)	--
Total deductions	(14,002)	(13,455)

Net decrease	(3,308)	(12,417)
Net assets available for plan benefits:
Beginning of year	80,353	92,770
End of year	$77,045	$80,353

See Notes to Financial Statements which are an integral part of these financial statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO

Notes to Financial Statements
December 31, 2005 and 2004
(in thousands of dollars)

1.     Description of the Plan

The Pfizer Savings Plan for Employees Resident in Puerto Rico ("the Plan"), originally adopted in 1990 as the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico, is a defined contribution plan. Participation in the Plan is open to any employee employed by Pfizer Pharmaceuticals LLC (the "Plan Sponsor") or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc. (the "Parent"), adopted the Plan ("Participating Employer"), and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Puerto Rico Internal Revenue Code of 1994, as amended (the "Puerto Rico Code").

Under the Puerto Rico Code, any qualified plan involving pre-tax contributions or cash or deferred arrangement must comply with one of two nondiscrimination tests. For the fiscal years ended December 31, 2005 and 2004, the Plan complied with both tests.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of the Plan monitors and reports on the selection and termination of the trustee and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

Except for investment management fees and for redemption fees associated with certain Fidelity fund options, all costs and expenses of administering the Plan are paid and absorbed by the Plan Sponsor and Participating Employers (collectively, the "Company").

Contributions

Participants may make contributions on an after-tax basis and/or on a before-tax basis (that is, choose to reduce their compensation and have the Company contribute such amount to the Plan on their behalf). Pre-tax contributions are subject to certain restrictions under the Puerto Rico Code. Contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50%. Participants' contributions in excess of 6% are not matched. Participants who are eligible employees are permitted to rollover into the Plan eligible distributions from other plans that are qualified under Section 1165(a) of the Puerto Rico Code.  Participants are 100% vested in their after-tax, before-tax, rollover, qualified non-elective and matching contributions at all times.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Generally, participants are immediately vested in the full value of their account (i.e., participant's and Company's contributions).

Investment Options

Nonparticipant Directed Fund -- The Company contributes to one fund:

Pfizer Match Fund	--

This fund invests employer contributions in the common stock of Pfizer Inc. A participant who has attained both age 55 and completed ten or more years of participation in the Plan may direct that a certain percentage of assets then in the Pfizer Match Fund be transferred (up to a total of 25% (in 1% increments) during the first 5 years of eligibility and up to a total of 50% thereafter in 1% increments) out of the Pfizer Match Fund into any of the other investment funds except the Pfizer Company Stock Fund. The fund may invest up to 0.25% of the fund balance in an S&P 500 index fund for purposes of liquidity.

Participant Directed Funds -- Each participant in the Plan elects to have his or her contributions invested in any one or any combination of the following eight investment funds:

(a)	Northern Trust Russell 2000 Small Cap Index Fund
(b)	Northern Trust S&P 500 Equity Stock Index Fund
(c)	Pfizer Company Stock Fund
(d)	T. Rowe Price Fixed Income Fund
(e)	Fidelity Low Price Stock Fund (1)
(f)	Fidelity Mid Cap Stock Fund
(g)	Capital Guardian International Fund
(h)	Collective Short-Term Investment Fund

(1)	Closed to new investors as of July 30, 2004

The trustee of the Plan, Banco Popular de Puerto Rico, and the custodian, Northern Trust Company, also manage investments in its sponsored funds and therefore, each is deemed to be a related party. The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Effective January 1, 2006, the Plan was amended to lower the minimum age requirement for diversifying Company contributions out of the Pfizer Match Fund from age 55 to age 40, and the ten year participation requirement was eliminated.  A participant who has attained age 40 may diversify up to 25% of their total units in the Pfizer Match Fund.  The amount of total units eligible for diversification increases 25% each 5 years through age 55 whereby the participant may diversify 100% of their units in the fund.

 Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico are eligible to enroll in the Plan on their date of hire.

Loans to Participants

Plan participants are permitted to borrow against their vested account balance. The minimum amount a participant may borrow is one thousand dollars and the maximum amount is the lesser of 50% of the vested account balance reduced by any current outstanding loan balance, or fifty thousand dollars, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid over 6 to 15 years at the participant's option. The interest rate on all loans is based on the prime rate (7.25% and 5.25% at December 31, 2005 and 2004, respectively), as defined, plus 1%. Interest paid by the participant is credited to the participant's account. Interest income from participant loans is recorded by the Trustee as earned in the nonparticipant and participant directed funds in the same proportion as the original loan issuance.

Benefit Payments

Upon separation from service, retirement or disability, a participant is entitled to receive the full value of the account balance in the form of a lump sum distribution. A participant generally may elect to receive his account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect payment at any time or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65.  A nonspouse beneficiary generally may defer payment up until 13 months from the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor and the Parent expect to continue the Plan indefinitely, but reserve the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Board of Directors or the Board of Directors of the Parent or the authorized designee(s) of either of them. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

 2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. Collective trust funds and mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. Loans to participants, which are subject to various interest rates, and short-term maturities, are recorded at cost which approximates fair value.

Risks and Uncertainties

Investment securities, including Pfizer Inc common stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation/(Depreciation) in Fair Value of Investments

The Plan presents in the statements of changes in net assets available for plan benefits, the net appreciation/(depreciation) in the fair value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments.  Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold).  Unrealized gains and losses of investments represent the difference between the cost of the investments and their fair value at the end of the year.  Additionally, it reflects the reversal of the unrealized gains and losses as of the end of the prior year.

Payment of Benefits

Benefit payments are recorded when paid.

3.     Income Taxes

The Puerto Rico Department of Treasury ("Treasury") has determined by the letter dated October 3, 2005 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code.

The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in material compliance with all of the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes.

Contributions made to the Plan by the Company, including pre-tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current Puerto Rico income tax law while these amounts remain in the Plan and the Plan maintains its qualified status.

4.     Investments

The following investments represent 5% or more of the Plan's net assets available for plan benefits.

	December 31,
(thousands of dollars)	2005	2004

Pfizer Inc common stock*	$45,596	$53,526
T.Rowe Price Fixed Income Fund.	10,677	8,928
Fidelity Low Price Stock Fund	5,390	4,833
Northern Trust S&P 500 Equity Stock Index Fund	5,413	4,724

*

Includes 992,463 nonparticipant directed shares and 962,800 participant directed shares at December 31, 2005 and 960,791 nonparticipant directed shares and 1,029,749 participant directed shares at December 31, 2004.

5.       Net Appreciation/(Depreciation) in Fair Value of Investments

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year-ended December 31,
(thousands of dollars)	2005	2004

Net appreciation/(depreciation) in fair value of investments:
Pfizer Inc common stock	$(7,008)	$(16,971)
Mutual funds	515	957
Collective trust funds	653	453
	$(5,840)	$(15,561)

 6.     Nonparticipant-directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
(thousands of dollars)	2005	2004

Net Assets:
Investments, at fair value:
Pfizer Inc common stock	$23,144	$25,836
Collective trust funds	66	107
Total investments	23,210	25,943
Receivables:
Employer contributions	233	94
Net assets available for plan benefits	$23,443	$26,037

	Year-ended December 31,
(thousands of dollars)	2005	2004

Changes in Net Assets:
Investment(loss)/income:
Net depreciation in fair value of investments	$(3,447)	$(8,057)
Pfizer Inc common stock dividends	738	646
Interest and dividend income from other investments	85	--
Net investment loss	(2,624)	(7,411)

Employer contributions	4,614	4,770
Benefits paid to participants	(4,905)	(4,659)
Loan transaction transfers, net	458	(18)
Transfers out of the plan, net	(137)	(99)
Net decrease	(2,594)	(7,417)
Net assets available for plan benefits:
Beginning of year	26,037	33,454
End of year	$23,443	$26,037

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
(thousands of dollars)

	Interest Rate	Maturity Date	Number of Shares or Units	Cost	Fair Value

Nonparticipant Directed
Pfizer Inc* common stock	--	--	992,463	$17,698	$23,144
Northern Trust* S&P 500 Equity Stock Index Fund	--	--	20	66	66
Total nonparticipant-directed investments				$17,764	$23,210

Participant Directed
Pfizer Inc* common stock	--	--	962,800	$20,521	$22,452

Collective trust funds:
Northern Trust*S&P 500 Equity Stock Index Fund	--	--	1,613	4,409	5,347
Northern Trust*Russell 2000 Small Cap Index Fund	--	--	463	344	361
T.Rowe Price Fixed Income Fund	--	--	10,676,640	10,677	10,677
Collective Short-Term Investment Fund	--	--	13	13	13
Capital Guardian International Fund	--	--	141,589	1,455	1,583
Total collective trust funds				16,898	17,981

Mutual funds:
Fidelity Mid Cap Stock Fund	--	--	84,354	1,975	2,241
Fidelity Low Price Stock Fund	--	--	131,974	4,753	5,390
Total mutual funds				6,728	7,631

Total Participant Directed				$44,147	$48,064
		Jan 2002 to
Loans to Participants (1,628 loans)	4.25% to 7.75%	Oct. 2020		$5,252	$5,252

Total				$67,163	$76,526

* Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year Ended December 31, 2005
(thousands of dollars)

(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain/ (loss)
Pfizer Inc*	Common stock - 71 purchases	$9,697	$ --	$9,697	$9,697	$ --

Pfizer Inc*	Common stock -111 sales	$ --	$8,983	$8,005	$8,983	$978

*	Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Richard A. Passov

Richard A. Passov
Chair, Savings Plan Committee

Date:  June 29, 2006

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
   Pfizer Savings Plan for
   Employees Resident in Puerto Rico:

We consent to the incorporation by reference in the Registration Statement on Form S-8 dated November 18, 1991 (File No. 33-44053) of our report dated June 29, 2006, with respect to the statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico as of December 31, 2005 and 2004, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2005 and Schedule H, line 4j - Schedule of Reportable Transactions for the year ended December 31, 2005, which report appears in the December 31, 2005, annual report on Form 11-K of the Pfizer Savings Plan for Employees Resident in Puerto Rico.

San Juan, Puerto Rico
June 29, 2006